August 25, 2025

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road, Suite 420
Wexford, PA 15090

       Re: Coeptis Therapeutics Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 11, 2025
           File No. 333-288329
Dear David Mehalick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
General

1. Refer to bullet 1 of prior comment 1, which we reissue. We note your response and related revisions on page 15 stating that Z Squared will use its hardware to mine
       Dogecoin (DOGE) and Litecoin (LTC). However, based upon your disclosure elsewhere, it appears that Z Squared will mine a "diversified portfolio of
       cryptocurrencies," including, without limitation, Dogecoin and Litecoin (see, e.g., pages 158, 163 and 169). Additionally, we note that you may hold
"Dogecoin,
       Litecoin or other digital assets" (emphasis added), as disclosed in the last paragraph on page 62. Furthermore, we note your continued disclosure on page 62 that "Z
       Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin
       (LTC), and other cryptocurrencies" (emphasis added) and similar disclosures
 August 25, 2025
Page 2

      elsewhere (see, e.g., pages 71, 77, 81 and 82). Please revise your disclosure throughout, as appropriate, or advise otherwise.
2. We are unable to locate disclosure responsive to bullet 2 of prior comment 1 and reissue the comment. Please revise to describe Z Squared's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is offered and sold as a "security" within the meaning of
Section 2(a)(1) of
      the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.
3. Refer to your response and revisions to prior comment 2. We note that your disclosure in the penultimate paragraph on page 144 continues to reference the "risks and uncertainties described in 'Risk Factors' section to [your] Annual Report for the fiscal year ended December 31, 2024 incorporated herein by reference." Therefore, we reissue prior comment 2.
4. We note your revisions in response to prior comment 3 and re-issue the comment in part. Please disclose the percentage of GEAR Therapeutics, Inc. that Coeptis owns and the material terms of agreements in place with co-owners of GEAR Therapeutics,
      Inc.
Glossary of Terms, page 1

5.    On page 2, you define "Proof-of-Work" as a "consensus mechanism used in many
      blockchains, including Dogecoin and Litecoin, to validate
transactions...." On page
      67, you also disclose that "[s]hould Dogecoin and/or Litecoin move to a Proof of
      Work consensus mechanism, merge mining of Dogecoin may no longer be possible...." Please revise your disclosure to reconcile this apparent inconsistency.
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 35

6. We acknowledge your response to prior comments 6, 12 and 14. Please address the following:
          As the provision of at least 9,000 mining machines by Z Squared is a condition of your proposed transaction as indicated in the last paragraph on page 106, please revise your pro forma balance sheet to include the mining machines that it will provide.
          To the extent you believe pro forma effect should be given in the statements of operations, consistent with prior comment 14, please tell us why and reference for us the authoritative literature you rely upon to support your position.
          As we note that the contribution of mining machines and the related issuance of Z
          Squared shares appears to create a related party relationship, if not a transfer of control with BSG Series CM, as it relates to determining the value to reflect as the carrying amount of the mining machines in the pro forma balance sheet, tell us your consideration of:
            o ASC 850-10-50-5 and the presumption that transactions between related parties cannot be considered arms-length transactions; and
            o ASC 805-50-30-5 regarding the transfer of assets or exchange of shares
 August 25, 2025
Page 3

               between entities under common control.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 1. Basis of Presentation, page 38

7. We acknowledge your response to prior comment 7 and your proposed accounting treatment using the acquisition method under ASC 805. Please revise your disclosure on page 38 to remove the reference to "reverse recapitalization."
Note 2. Estimated Purchase Price, page 39

8. We acknowledge your response to prior comments 5, 9 and 10. Please confirm for us whether the $660.3 million is the value of the mining equipment or the enterprise value of your intended mining operations and revise your disclosure for consistency throughout the registration statement.
9. Regarding the pro forma shares outstanding, please address the following:
           Revise your 18,489,449 pro forma fully-diluted common shares outstanding, here and throughout your registration statement, to include the 1,000,000 shares that will be issued to the Spin Out Sub as disclosed on page 110 and elsewhere or tell us how these shares are reflected in this disclosure.
           We note that you characterize the 1,000,000 share issuance and the spin out of certain assets and liabilities in Adjustment (1) of Note 4 and Adjustment (12) of
          Note 5 as being distributed to certain of Coeptis' pre-transaction shareholders.
          Revise your disclosure to clarify that these shares and assets and liabilities will be contributed to the Spin Out Sub and the shares of this subsidiary will be distributed pro rata to all pre-transaction shareholders of Coeptis consistent with
          The Spin Out Transaction disclosure on page 110.
           Tell us why you reflect pro forma combined preferred stock on your pro forma balance sheet when it appears that Coeptis preferred stock will be converted into common stock. Revise accordingly.
           Tell us why the par value of all pro forma combined stock on your pro forma balance sheet is inconsistent with the 18,489,449 shares presented in this Note and, if appropriate, revise the pro forma par value of stock to include the
          1,000,000 shares issued to the Spin Out Sub.
10. Regarding your determination of the estimated effective consideration transferred, please address the following:
           As Z Squared stockholders will receive 14,649,510 post-transaction shares for their 40,446,956 common shares, an exchange ratio of 0.3622-to-1, tell us why you use the pre-transaction Z Squared stock value of $16.32 to value post-
           transaction shares of Coeptis effectively acquired in the proposed transaction instead of the $45.06 post-transaction implied value.
           As Z Squared will effectively be issuing at least 3,839,939 post-transaction shares
           (assuming that an additional 1,000,000 shares will be issued to the Spin Out Sub), tell us why your consideration transferred computation reflects only 797,755, or
           20.77%, of the pre-transaction Coeptis Shares.
           It appears that Z Squared will effectively be issuing 4,839,939 post-transaction
 August 25, 2025
Page 4

           shares (including the 1,000,000 shares issued to the Spin Out Sub) where the value conveyed to all prior Coeptis shareholders as consideration transferred would be about $218.1 million based on your $45.06 per share exchange ratio-
           adjusted fair value. Please confirm our understanding, and if true, please tell us how the $10.60 closing price of Coeptis stock on August 7, 2025 supports this value.
             Tell us how the Z Squared enterprise value of $660.3 million based on an internal valuation analysis as disclosed on page F-58 is more reliable than the observable market-based price of the Coeptis net assets acquired, especially considering your indication in response to the second bullet of comment 10 that the GEAR portion of the biopharmaceutical business retained represents a significant portion of the value attributable to Coeptis' current biopharmaceutical business. See the requirement in ASC 805-30-30-2 to use the fair value of the equity interest of the acquiree in measuring consideration transferred and goodwill when those equity interests are more reliably measurable than those of the acquirer.
Note 5. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 41

11. Please tell us why Adjustment (12) for the 1,000,000 shares to be issued to the Spin
       Out Sub plus the 14,649,510 shares to be issued to Z Squared stockholders is reflected as only 14,649,510 share adjustments to both the interim and annual pro forma statements of operations.
Risk Factors
Risks Related to Z Squared, page 62

12. Please add a separate risk factor addressing the risk that the assumptions in your breakeven analysis disclosure on page 159 may turn out to be inaccurate and the potential risks to investors arising therefrom.
Z Squared's future success will depend upon the value of cryptocurrency..., page 62

13. We note your revised disclosure in response to prior comment 17 and reissue in part.
       Please further revise this risk factor to provide quantitative disclosure regarding any historic volatility of the prices of Litecoin.
The reward for successfully uncovering a block on Litecoin will decrease in the future..., page 65

14. We note your response and revised disclosure to prior comment 18. We are unable to locate your "added disclosure around the mitigation of halving drawbacks," as your response references. Please revise or advise, as appropriate.
Z Squared's Business
Overview, page 158

15. We note your revised disclosure in response to prior comment 27 that "[e]nergy costs are expected to be uniform at $0.088 per kWh, with no material cost differences anticipated at this stage." Please revise your disclosure to provide support for your
 August 25, 2025
Page 5

      data and include the source(s) and date(s) for such data.
Mining Overview, page 158

16. Refer to your response and revised disclosure to prior comment 23. We note your revised disclosure that "[c]onversion fees are estimated to typically fall under 3.0%"
      and your response indicating that "[c]oncerning the exchange relationship," you have added disclosure regarding the "Anchorage Agreement" elsewhere in the prospectus.
      Please tell us, with a view toward revised disclosure, whether Anchorage Digital will provide such conversion services to Z Squared pursuant to the terms of the Master
      Custody Services Agreement, as your response appears to indicate (see page 163).
Current Market Conditions, page 159

17. We note your revised disclosure in response to prior comment 24. Please address the following points in your next amendment:
          Revise to explain in greater detail your breakeven analysis. In particular, please revise to compare the value of one mined crypto asset to your cost to mine the crypto asset. Your analysis should identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it.
          Quantitative tabular disclosure may be helpful.
          You disclose that "[b]reak-even DOGE prices range from $0.107 to
$0.212,
          depending on miner type." Please revise to disclose the DOGE breakeven price for Z Squared's operations as a whole, taking into account the respective proportions of each miner type that it expects to utilize for its mining operations.
          In this regard, we note your disclosure on page 164 that Z Squared will acquire operational mining computer assets comprised of 7,428 Bitmain Antminer L7 units, 849 Bitmain Antminer L9 units and 723 ElphaPex DG1+ units pursuant to the Asset-For-Share Exchange Agreement.
          Briefly explain why "DOGE contributes approximately 85   90% of daily
mining
          revenue, with LTC as a secondary component," as your disclosure states.
          Revise your breakeven analysis to address Litecoin, in addition to Dogecoin.
Insurance, page 162

18.   We note your response and revised disclosure in response to prior comment
19. Please
      further revise your disclosure on page 162 to quantify the amount of Anchorage
      Digital's insurance policy covering crypto assets held on Z Squared's behalf.
Competitive Advantages, page 165

19. We note your response to prior comment 31. However, it does not appear that your disclosure includes the revisions referenced in your response. Please revise or advise otherwise.
Environmental Considerations, page 166

20. We note your response to prior comment 32 regarding Z Squared's anticipated participation in structured energy curtailment programs for certain mining facilities.
      Please revise your disclosure to: (i) provide a material summary of such information,
 August 25, 2025
Page 6

       and (ii) discuss the impact of such curtailment on Z Squared's overall mining ability and whether it is expected to materially reduce its hash power. Planned Business Operations Following the Merger Transaction, page 168

21. We note your response and revised disclosure to prior comment 22. You disclose that
       "Z Squared intends to fund its near-term operations through an equity financing planned to occur following the closing of the Merger." Please disclose that there is no assurance that the required funding will be provided. Also, please revise to discuss the impact a lack of funding may have upon the implementation of Z Squared's business plan, as previously requested.
Certain Relationships and Related-Party Transactions of the Combined Company
Z Squared Transactions, page 180

22. Refer to your response to prior comment 34. Please address the following points in your next amendment or response letter, as applicable:
           While your response indicates that David Halabu has not served as a managing director of Broadstreet Inc., your disclosure at page 135 states that Mr. Halabu serves as "managing director for Broadstreet Inc. where he focuses on capital markets and business strategy for the organization." Please revise to clarify and/or reconcile this apparent discrepancy, or advise otherwise.
           We are unable to locate your disclosure regarding the Master Services Agreement as a related party transaction, as your response references. Please revise or advise, as appropriate. Refer to Item 404 of Regulation S-K.
Principal Stockholders of Proposed Combined Company, page 186

23. Refer to your response and revised disclosure to prior comment 35. On page 186, we note that your revised beneficial ownership table does not include Brian Cogley, whom you have identified as an executive officer of the combined company following the Merger on page 176. Please revise as appropriate or advise otherwise. Refer to Item 403(b) of Regulation S-K.
24. Please disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the entities disclosed in the beneficial ownership table on page
       186. Also, please disclose the address of your greater than five percent beneficial owners. See Item 403(a) of Regulation S-K.
Exhibits

25. We note that in the exhibit index, the respective exhibit numbers for the Master
       Custody Services Agreement with Anchorage Digital and Master Services Agreement with Minting Dome are incorrect. Please revise as appropriate.
 August 25, 2025
Page 7

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Denis Dufresne